UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CARBIZ INC.
(Name of Issuer)

Common Shares, with no par value
(Title of Class of Securities)

140780107
(CUSIP Number)

Jon R. Kochevar
5307 Hunt Club Way
Sarasota, Florida 34238
(941) 921-5775
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 5, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the
following box [   ].

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

1	NAMES OF REPORTING PERSONS Jon R. Kochevar I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,896,296
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,896,296
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,896,296
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6% (60,660,905 common shares of the Issuer were issued and outstanding as of October 9, 2006)
14	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer.

This Schedule 13D relates to common shares, with no par value, of Carbiz Inc., a corporation formed under the laws of the province of Ontario, Canada (the “Issuer”), whose principal executive offices are located at 7405 North Tamiami Trail, Sarasota, Florida 34242.

Item 2. Identity and Background.

(a)	Jon R. Kochevar

(b)	5307 Hunt Club Way, Sarasota, Florida 34238

(c)	Private investor; 5307 Hunt Club Way, Sarasota, Florida 34238

(d)	Mr. Kochevar has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Mr. Kochevar has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States

Item 3. Source and Amount of Funds or Other Consideration.

In a private transaction that settled on August 31, 2006, Mr. Kochevar acquired an option to purchase 200,000 common shares of the Issuer at an exercise price of $0.13 per share from a consultant of the Issuer in satisfaction of a debt owed by such person to Mr. Kochevar and a cash payment of $4,500. This option was subsequently exercised in full by Mr. Kochevar using his personal funds as of August 31, 2006.

In a private placement of units (“Units”) of the Issuer that closed on September 5, 2006, with each Unit consisting of one common share and one warrant to purchase one common share, Mr. Kochevar acquired 1,250,000 common shares and 1,250,000 warrants to purchase one common share. The aggregate amount paid by Mr. Kochevar from his personal funds for the Units was $125,000. The information contained in Exhibit 1 listed in Item 7 below is hereby incorporated by reference to this Item 3.

In order to purchase the common shares underlying the warrants, Mr. Kochevar must pay the exercise price for such securities. The information contained in Exhibit 2 listed in Item 7 below is hereby incorporated by reference to this Item 3.

In a private placement of convertible debentures of the Issuer that closed on October 6, 2004, Mr. Kochevar purchased with his personal funds a debenture in the principal amount of Cdn$220,062.50 (the “2004 Debenture”). The 2004 Debenture was subsequently replaced by another debenture in the same principal amount on October 6, 2005 (the “2005 Debenture”), and the 2005 Debenture was subsequently replaced by another debenture in the same principal amount on April 6, 2006 (the “2006 Old Debenture”). On April 6, 2006, Mr. Kochevar purchased with his personal funds an additional convertible debenture of the Issuer in the principal amount of Cdn$23,238 (the “2006 New Debenture,” together with the 2006 Old Debenture, the “Debentures”). After the satisfaction of certain conditions, the Debentures convert into units (the “Debenture Units”) of the Issuer, with each Debenture Unit consisting of one common share, one class A common share purchase warrant and one class B common share purchase warrant, at a price of Cdn$0.12 per Debenture Unit. Each class A common share purchase warrant underlying the 2006 New Debenture may be exercised through April 6, 2011 for one common share at an exercise price of Cdn$0.12 per common share. Each whole class B common share purchase warrant underlying the 2006 New Debenture may be exercised through April 6, 2011 for one common share at an exercise price of Cdn$0.12 per common share. Each class A common share purchase warrant underlying the 2006 Old Debenture may be exercised through October 6, 2009 for one common share at an exercise price of Cdn$0.12 per common share. Each whole class B common share purchase warrant underlying the 2006 Old Debenture may be exercised through October 6, 2009 for one common share at an exercise price of Cdn$0.12 per common share. The conditions for conversion were satisfied on October 3, 2006 and, as a result, an aggregate of 2,150,095 common shares, 2,248,178 class A common share purchase warrants and 1,124,080 class B common share purchase warrants will be issued to Mr. Kochevar. The information contained in Exhibits 3, 4 and 5 in Item 7 below is hereby incorporated by reference to this Item 3.

In order to purchase the common shares underlying the class A common share purchase warrants and the class B common share purchase warrants, Mr. Kochevar must pay the exercise price for such securities. The information contained in Exhibits 6, 7, 8 and 9 listed in Item 7 below is hereby incorporated by reference to this Item 3.

Item 4. Purpose of Transaction.

The information previously reported in this Item 3 of this Schedule 13D is incorporated by reference herein.

The securities acquired by Mr. Kochevar were acquired for investment purposes.

Item 5. Interest in Securities of the Issuer.

(i)(a)

Mr. Kochevar is the beneficial owner of 8,896,296 common shares, or 13.6% of the Issuer’s outstanding common shares as of October 9, 2006, which includes (i) 1,250,000 common shares underlying warrants that are immediately exercisable until September 5, 2008 at an exercise price of $0.15 per share; (ii) 2,038,660 common shares underlying class A common share purchase warrants that are immediately exercisable until October 6, 2009 at an exercise price of Cdn$0.12 per share; (iii) 1,019,322 common shares underlying class B common share purchase warrants that are immediately exercisable until October 6, 2009 at an exercise price of Cdn$0.12 per share; (iv) 209,518 common shares underlying class A common share purchase warrants that are immediately exercisable until April 6, 2011 at an exercise price of Cdn$0.12 per share and (v) 104,758 common shares underlying class B common share purchase warrant that are immediately exercisable until April 6, 2011 at an exercise price of Cdn$0.12 per share.

(b)	Number of shares as to which such person has:

(i)            Sole power to vote or to direct the vote of 8,896,296 common shares, which includes (i) 1,250,000 common shares underlying warrants that are immediately exercisable until September 5, 2008 at an exercise price of $0.15 per share; (ii)2,038,660 common shares underlying class A common share purchase warrants that are immediately exercisable until October 6, 2009 at an exercise price of Cdn$0.12 per share;(iii) 1,019,322 common shares underlying class B common share purchase warrants that  are immediately exercisable until October 6, 2009 at an exercise price of Cdn$0.12 per share; (iv) 209,518 common shares underlying class A common share purchase warrants that are immediately exercisable until April 6, 2011 at an exercise price of Cdn$0.12 per share and (v) 104,758 common shares underlying class B common share purchase warrant that are immediately exercisable until April 6, 2011 at an exercise price of Cdn$0.12 per share.

(ii) Shared power to vote or to direct the vote of 0 common shares.

(iii)          Sole power to dispose or to direct the disposition of 8,896,296 common shares, which includes (i) 1,250,000 common shares underlying warrants that are immediately exercisable until September 5, 2008 at an exercise price of $0.15 per share; (ii) 2,038,660 common shares underlying class A common share purchase warrants that are immediately exercisable until October 6, 2009 at an exercise price of Cdn$0.12 per share; (iii) 1,019,322 common shares underlying class B common share purchase warrants that are immediately exercisable until October 6, 2009 at an exercise price of Cdn$0.12 per share; (iv) 209,518 common shares underlying class A common share purchase warrants that are immediately exercisable until April 6, 2011 at an exercise price of Cdn$0.12 per share and (v) 104,758 common shares underlying class B common share purchase warrant that are immediately exercisable until April 6, 2011 at an exercise price of Cdn$0.12 per share.

(iv) Shared power to dispose or to direct the disposition of 0 common shares.

(c)	Except as described in Item 3 above, Mr. Kochevar did not effect any transactions in the Issuer’s common shares during the sixty (60) days preceding the date of this Schedule 13D.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As described in Item 3 above, Mr. Kochevar may acquire (i) 1,250,000 common shares underlying warrants that are immediately exercisable until September 5, 2008 at an exercise price of $0.15 per share; (ii) 2,038,660 common shares underlying class A common share purchase warrants that are immediately exercisable until October 6, 2009 at an exercise price of Cdn$0.12 per share; (iii) 1,019,322 common shares underlying class B common share purchase warrants that are immediately exercisable until October 6, 2009 at an exercise price of Cdn$0.12 per share; (iv) 209,518 common shares underlying class A common share purchase warrants that are immediately exercisable until April 6, 2011 at an exercise price of Cdn$0.12 per share and (v) 104,758 common shares underlying class B common share purchase warrant that are immediately exercisable until April 6, 2011 at an exercise price of Cdn$0.12 per share. The information contained Exhibits 2, 6, 7, 8 and 9 in Item 7 below is hereby incorporated by reference to this Item 6.

Item 7. Material to be Filed as Exhibits.

1.	Subscription Agreement dated as of September 5, 2006 between the Issuer and Mr. Kochevar
2.	Warrant dated September 5, 2006 issued to Mr. Kochevar
3.	Subscription Agreement dated October 6, 2004 between the Issuer and Mr. Kochevar
4.	Convertible Debenture dated October 6, 2004 issued to Mr. Kochevar
5.	Convertible Debenture dated April 6, 2006 issued to Mr. Kochevar
6.	Form of Class A Common Share Purchase Warrant dated October 3, 2006 to be issued to Mr. Kochevar
7.	Form of Class A Common Share Purchase Warrant dated October 3, 2006 to be issued to Mr. Kochevar
8.	Form of Class B Common Share Purchase Warrant dated October 3, 2006 to be issued to Mr. Kochevar
9.	Form of Class B Common Share Purchase Warrant dated October 3, 2006 to be issued to Mr. Kochevar

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          DATE: October 9, 2006

/s/ Jon R. Kochevar
Jon R. Kochevar